

December 21, 2020

Timothy C. Oliver
Chief Financial Officer
NCR Corporation
864 Spring Street NW
Atlanta, GA 30308

      Re: NCR Corporation
           Form 10-K for the Year Ended December 31, 2019
           Filed February 28, 2020
           File No. 001-00395

Dear Mr. Oliver:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                 Sincerely,

                 Division of Corporation Finance
                 Office of Technology